This Filing is made pursuant to Rule 424(b)(5)
of the Securities Act of 1933, as amended,
in connection with Registration Statement No. 333-130568
Prospectus Supplement
(to Prospectus dated December 21, 2005)
5,205,480 SHARES
NOVAVAX, INC.
COMMON STOCK
     We are offering 5,205,480 shares of our common stock, par value $.01 per share, to select institutional investors, pursuant to this prospectus supplement. In connection with this offering, we will pay fees to Rodman & Renshaw, LLC as placement agent. See “Plan of Distribution” on page S-17 of this prospectus supplement for more information regarding this arrangement.
     Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On March 20, 2006, the closing price of our common stock as reported on the Nasdaq National Market was $8.31 per share.
     Investing in our securities involves a high degree of risk. See “RISK FACTORS” beginning on page S-4 of this Prospectus Supplement.

	Per Share	Offering
Public offering price	$7.300	$38,000,000
Placement agent fee	$0.365	$1,900,000
Proceeds to Novavax (before expenses)	$6.935	$36,100,000

     We estimate the total expenses of this offering, excluding the placement agent fee, will be approximately $50,000. The placement agent is not required to arrange for the sale of any specific number or dollar amount of the shares of common stock offered in this offering. This offering will end on or prior to March 22, 2006.
     Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RODMAN & RENSHAW, LLC

March 22, 2006

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT
PROSPECTUS
     This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the U.S. Securities and Exchange Commission. Under the shelf registration process, we may offer from time to time shares of our common stock up to an aggregate amount of $100,000,000, of which this offering is a part. We have previously sold 4,597,700 shares of common stock for gross proceeds of $20 million (net proceeds of approximately $19.9 million). In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us, our common stock being offered and other information you should know before investing. This prospectus supplement also adds, updates, and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus, as well as the additional information described under “Where You Can Find More Information”, before investing in shares of our common stock.
     You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.
     In this prospectus supplement, “we,” “us”, “our” and “our company” refer to Novavax, Inc., together with its subsidiaries, unless the context otherwise requires.

SUMMARY
     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement, and may not contain all of the information that is important to you. For a more complete understanding of this offering, you should read this entire document carefully and the accompanying prospectus, including the “Risk Factors” section below, and those additional documents to which we refer you before deciding to invest in our common stock. See “Where You Can Find More Information” on page 28 of the accompanying prospectus.
Our Business
     During 2005, Novavax successfully transitioned from a specialty pharmaceutical company, which included the sales and marketing of products serving the women’s health space, to an innovative, product development company. We have a unique blend of capabilities consisting of formulation technologies, vaccine technologies and drug development infrastructure, including commercial and clinical production facilities. We are leveraging our capabilities to develop differentiated, value-added pharmaceutical and vaccine products and licensing them at various stages of development to realize their value.
     With this portfolio of capabilities, we are uniquely positioned to address the public health threat of a pandemic created by the avian influenza virus, and we are focused to leverage our strengths to develop a vaccine against avian influenza. In addition, we have developed a unique manufacturing process for creating a virus-like particle (“VLP”) based avian flu vaccine using Wave Biotech’s disposable bag technology that redefines the concept of surge capacity. Our overall solution to the pandemic influenza problem is compelling and we believe it will be competitive for several of the government funds that are being allocated for avian influenza pandemic preparedness. In addition to developing a pandemic flu vaccine, we are also engaged in the development of a seasonal influenza vaccine.
     In addition to investing research funds in vaccines, we continue to expand our products and product candidates based on our unique formulation technologies. ESTRASORB®, our first internally-developed product using our proprietary micellar nanoparticle (“MNP”) technology, is the first topical emulsion for estrogen therapy approved by the U.S. Food and Drug Administration for the treatment of moderate to severe vasomotor symptoms (hot flashes) associated with menopause. ESTRASORB was licensed in October 2005 to Esprit Pharma, Inc. for marketing in North America. This licensing arrangement will provide a minimum cash consideration of $12.5 million within the first year as well as sales-based milestone payments and a double-digit royalty on all sales. We retained rights to manufacture the product for Esprit at set prices and retained marketing rights for all territories outside of North America. Following the success of ESTRASORB’s development, we have developed a pipeline of more than ten product candidates using the MNP technology. We are in discussions with several pharmaceutical companies to co-develop and co-market/license these products.
     Our strength in formulations is synergistic to our vaccine development efforts in two regards. First, as the MNP based product candidates become licensed and marketed, they have the potential to partly fund the vaccine research and development by generating cash in the short term. Second, we benefit from the technical know-how in the lipid based formulation area to develop new adjuvants for our vaccine product candidates.
     The primary elements of our strategy are:
          Leveraging our technological leadership in influenza vaccines. Our recombinant VLP technology is well suited to create a vaccine against pandemic influenza. This technology addresses several of the technical and logistical issues associated with a potential pandemic. It allows rapid creation of new vaccines that have high fidelity to emerging strains of influenza and the manufacturing process can be rapidly commissioned and scaled up. We are leveraging our leadership position in this important public health issue to attract top-notch recruits, government funds, international support and high-quality investors.

          Maximizing the commercial impact of ESTRASORB. After licensing ESTRASORB to Esprit Pharma, Inc. for North American rights, we are aggressively looking to license the rights to market this product in other territories. In addition, we continue our efforts to improve the packaging of ESTRASORB to improve our margins on the product.
          Continuing to expand on our formulation technologies and our drug development capabilities and infrastructure to generate cash in the short term. Our proven MNP technology has resulted in several product candidates that can be licensed to pharmaceutical companies. We have been able to demonstrate benefits of our formulation for several compounds and are actively seeking to license these product candidates. In addition, we plan to improve utilization of our research and development capabilities at our current Good Manufacturing Practices (“cGMP”) manufacturing facilities in Philadelphia, PA, Pacific Grove, CA, and Rockville, MD.
          Leveraging our formulation science to develop adjuvants for better vaccines. Adjuvants improve immunogenicity of vaccines and they are becoming central for competitive advantage of new vaccines. Our inherent strengths in formulations are well suited to develop new adjuvants, such as Novasomes®, that can lead to best in class vaccines. These adjuvants can also be products in themselves and can be licensed to other companies to be used with their antigens.
          Developing new technologies, evaluating strategic alliances and acquisitions and fortifying our intellectual property. We continue to improve upon our current portfolio of technologies in formulations and vaccines. We believe these improvements will result in new intellectual property, making us more competitive.
          Leveraging collaborations and partnerships to advance products and technologies. We are engaged in seeking collaborations and partnerships to develop and commercialize our products. These include partnerships with governmental and academic organizations as well as other industry partners. Our collaboration with Wave Biotech for the production of our flu vaccine is an example of such a partnership.
          Our principal executive offices are located at 508 Lapp Road, Malvern, Pennsylvania 19355. Our telephone number is (484)
 913-1200 and our Internet address is www.novavax.com.

THE OFFERING

Common stock offered in this offering	5,205,480 shares

Common stock to be outstanding after this offering	59,942,576 shares

Use of proceeds	For clinical development of VLP-based avian and seasonal flu vaccines; internal research and development programs; expansion of and investment in research and development facilities; and general working capital. See “Use of Proceeds” on page S-15.

Nasdaq National Market symbol	NVAX
          The information above is based on 54,737,096 shares of common stock outstanding as of March 20, 2006. It does not include:
           • 5,968,836 shares of common stock issuable upon the exercise of stock options outstanding as of March 20, 2006 at a weighted average exercise price of $3.75 per share;
           • 1,291,443 shares of common stock reserved for future awards under our 2005 Stock Incentive Plan as of March 20, 2006; and
           • 5,311,335 shares of common stock issuable upon the conversion of $29 million aggregate principal amount of 4.75% convertible notes due July 15, 2009 as of March 20, 2006.

SUMMARY CONSOLIDATED FINANCIAL DATA
          The historical consolidated financial data presented below as of and for each of the periods ended December 31, 2005, 2004 and 2003 were derived from our audited consolidated financial statements. The summary consolidated financial data is only a summary and should be read in conjunction with our consolidated financial statements and related notes that we incorporate by reference in this prospectus supplement. For copies of the financial information we incorporate by reference, see “Where You Can Find More Information”.
(amounts in thousands, except number of shares and per share information)

	For the Years Ended
	December 31,
	2005	2004	2003
Statements of Operations Data:
Revenues	$7,388	8,260	11,785
Loss from operations	$(9,171)	(24,464)	(16,054)
Net loss	$(11,174)	(25,920)	(17,273)
Per share information:
Net loss per share	$(0.26)	(0.70)	(0.58)
Weighted average number of shares outstanding	42,758,302	36,926,034	29,852,797

	As of December 31,
	2005	2004	2003
Balance Sheets Data:
Total current assets	$37,611	23,937	32,062
Working capital	$32,735	15,361	27,226
Total assets	$84,382	77,993	84,159
Convertible debt	$29,000	35,000	40,000
Stockholders equity	$49,652	33,281	35,944

RISK FACTORS
          Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus supplement and the accompanying prospectus and incorporated by reference before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.
RISKS RELATED TO OUR BUSINESS
          We have repositioned ourselves from a specialty biopharmaceutical company to a product development company and face all the risks inherent in the implementation of a new business strategy.
          In conjunction with the sale of our prenatal and related product lines and the grant of an exclusive North American license to our lead product ESTRASORB, we have changed the focus of the company from the development and commercialization of specialty pharmaceutical products to the research and development of new products using our proprietary drug delivery and biological platforms. We cannot predict whether we will be successful in implementing our new business strategy.
          We intend to focus our research and development activities on areas in which we have particular strengths and on technologies that appear promising. These technologies often are on the cutting edge of modern science. As a result, the outcome of any research or development program is highly uncertain. Only a very small fraction of these programs ultimately result in commercial products or even product candidates and a number of events could delay our development efforts and negatively impact our ability to obtain regulatory approval for, and to market and sell, a product candidate. Product candidates that initially appear promising often fail to yield successful products. In many cases, preclinical or clinical studies will show that a product candidate is not efficacious, or that it raises safety concerns or has other side effects that outweigh the intended benefit. Success in preclinical or early clinical trials may not translate into success in large-scale clinical trials. Further, success in clinical trials will likely lead to increased investment, adversely affecting short-term profitability, to bring such products to market. Even after a product is approved and launched, general usage or post-marketing studies may identify safety or other previously unknown problems with the product, which may result in regulatory approvals being suspended, limited to narrow indications or revoked, or which may otherwise prevent successful commercialization.
          We must identify products and product candidates for development with our technologies and establish successful government and third-party relationships.
          Our long-term ability to generate product-related revenue depends in part on our ability to identify products and product candidates that may utilize our drug delivery and biological technologies. If internal efforts do not generate sufficient product candidates, we will need to identify third parties that wish to license our technologies for development of their products or product candidates. We may be unable to license our technologies to third parties for a number of reasons, including:
•	an inability to negotiate license terms that would allow us to make an appropriate return from resulting products;

•	an inability to identify suitable products or product candidates within, or complementary to, our areas of expertise; or

•	an unwillingness on the part of competitors to utilize the technologies of a competing company or disclose the existence or status of new products or product candidates under development.

          Our near and long-term viability will also depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies and government agencies. Establishing strategic collaborations and obtaining government funding are difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position; government agencies may reject contract or grant applications based on their assessment of public need, the public interest and our products’ ability to address these areas. If we fail to establish a sufficient number of collaborations or government relationships on acceptable terms, we may not generate sufficient revenue. Even if we successfully establish new collaborations or obtain government funding, these relationships may never result in the successful development or commercialization of any product candidates or the generation of any sales or royalty revenue. Reliance on such relationships also exposes us to a number of risks. We may not have the ability to control the activities of our partners and cannot assure you that they will fulfill their obligations to us, including with respect to the license, development and commercialization of products and product candidates, in a timely manner or at all. We cannot assure you that such partners will devote sufficient resources to our products and product candidates or properly maintain or defend our intellectual property rights; we also can give no assurances that our partners will not utilize such rights in such a way as to invite or cause litigation. Any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of products and product candidates, and affect our ability to realize product revenues. Disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time-consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals, and commercialization activities. If we or our partners fail to maintain our existing agreements or in the event we fail to establish agreements as necessary, we could be required to undertake research, development, manufacturing and commercialization activities solely at our own expense. These activities would significantly increase our capital requirements and, given our current limited sales, marketing and distribution capabilities, significantly delay the commercialization of products and product candidates
          Our success depends on our ability to maintain the proprietary nature of our technology.
          Our success in large part depends on our ability to maintain the proprietary nature of our technology and other trade secrets, including our proprietary drug delivery and biological technologies. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret and other intellectual property protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have 57 U.S. patents and corresponding foreign patents and patent applications covering our technologies. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our patent applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.
          There is a risk that third parties may challenge our existing patents or claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.
          Although our patents include claims covering various features of our products and product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

     We have limited financial resources and we are not certain that we will be able to obtain financing to maintain our operations or to fund the development of future products.
     Over the next few years we may not generate revenues from product sales, licensing fees, royalties, milestone payments, contract research and other sources in an amount sufficient to fund our operations, and we will therefore use our cash resources and could require additional funds to maintain our operations, continue our research and development programs, commence future preclinical and clinical trials, seek regulatory approvals and market our products. We will seek such additional funds through public or private equity or debt financings, collaborative arrangements and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds required for our anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs, downsize our general and administrative infrastructure or programs, or seek alternative measures to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products. If we raise additional funds through future offerings of shares of our common stock or other securities, such offerings would cause dilution of existing stockholders’ percentage ownership in the company. These future offerings also could have a material and adverse effect on the price of our common stock.
     We have a history of losses and our future profitability is uncertain.
     Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at December 31, 2005 was $141.9 million. Our net revenues for the last three years were $7.4 million in 2005, $8.3 million in 2004 and $11.8 million in 2003. We have received a limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three years were $11.2 million in 2005, $25.9 million in 2004 and $17.3 million in 2003.
     Our losses have resulted from research and development expenses, sales and marketing expenses for ESTRASORB, protection of our intellectual property and other general operating expenses. Our losses increased due to the launch of ESTRASORB as we expanded our manufacturing capacity and sales and marketing capabilities, and may increase as and when we conduct additional and larger clinical trials for our product candidates. Therefore, we expect our cumulative operating loss to increase until such time, if ever, product sales, licensing fees, royalties, milestone payments, contract research and other sources generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.
     Many of our competitors have significantly greater resources and experience, which may negatively impact our commercial opportunities and those of our current and future licensees.
     The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial and technical resources, experience and expertise in:
•	research and development;

•	preclinical testing;

•	clinical trials;

•	regulatory processes and approvals;

•	production and manufacturing; and

•	sales and marketing of approved products.

     Large and established companies such as Merck & Co., Inc., GlaxoSmithKline PLC, Chiron Corp. and MedImmune Inc., among others, compete in the vaccine market. In particular, these companies have greater experience and expertise in securing government contracts and grants to support their research and development efforts, conducting testing and trials, obtaining regulatory approvals to market products, and manufacturing such products on a broad scale.
     Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeeds in obtaining approval from the FDA or other regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.
     In order to effectively compete, we will have to make substantial investments in sales and marketing or partner with one or more established companies. There is no assurance that we will be successful in gaining significant market share for any product or product candidate. Our technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by our competitors to the marketplace more rapidly and at a lower cost.
     The return on our investment in ESTRASORB depends in large part on the success of our relationship with Esprit and our ability to manufacture the product.
     In October 2005, we entered into a License Agreement and a Supply Agreement with Esprit Pharma for ESTRASORB. Under the License Agreement, we granted Esprit exclusive rights to market ESTRASORB in North America. In consideration for such rights, Esprit is to pay the company certain milestone payments, and Novavax also is entitled to receive a royalty on all future net sales of ESTRASORB.
     While our License Agreement with Esprit gives us some limited protections with respect to that company’s ESTRASORB marketing and sales efforts and, we believe, creates incentives for Esprit consistent with our own, we cannot control the amount and timing of the marketing efforts that Esprit devotes to ESTRASORB or make any assurances that Esprit’s promotion and marketing of ESTRASORB in North America will be successful. We do not have a history of working together with Esprit and cannot predict the success of the collaboration, nor can we give any assurances that Esprit will not reduce or curtail its efforts to market ESTRASORB because of factors affecting its business or operations beyond our control. Any loss of Esprit as a partner in the commercialization of ESTRASORB, dispute over the terms of or decisions regarding the License and Supply Agreements or other adverse developments in our relationship with Esprit may harm our business and might accelerate our need for additional capital. We also can give no assurances that Esprit will be more successful than Novavax in gaining market acceptance of ESTRASORB. Prescription trends for ESTRASORB have not met our expectations to date and Esprit will face similar obstacles to gaining market share of the estrogen therapy market, including competition from large and established companies with similar estrogen therapy products.
     Numerous companies worldwide currently produce and sell estrogen products for clinical indications identical to those for ESTRASORB. Currently, the oral and patch product segments account for approximately 75% and 15% of the market, respectively, according to 2004 Verispan data. Wyeth commits significant resources to the sale and marketing of its product, Premarin®, in order to maintain its market leadership position. Several other companies compete in the estrogen category including Berlex Laboratories, Inc., Novartis Pharma AG and Solvay Pharmaceuticals. In particular, Solvay has introduced an alcohol-based gel product, Estrogel, which is directly competitive with ESTRASORB. These and other products sold by our competitors have all achieved a degree of market penetration superior to ESTRASORB.

     In addition, under the Supply Agreement, we are obligated to supply Esprit with ESTRASORB through the manufacture of the product at our manufacturing facility in Philadelphia, Pennsylvania. We have only limited experience with the large capacity manufacturing required for the commercial sale of a product. Although we have validated our manufacturing methods for the product with the FDA, we will remain subject to that agency’s rules and regulations regarding good manufacturing practices, which are enforced by the FDA through its facilities inspection program. Compliance with such rules and regulations requires us to spend substantial funds and hire and retain qualified personnel. We face the possibility that we may not be able to meet Esprit’s supply requirements under the agreement in a timely fashion at acceptable quality, quantity and prices or in compliance with applicable regulations. If our facility fails to comply with applicable regulations, we will be forced to utilize a third party contractor to manufacture the product. We may not be able to enter into alternative manufacturing arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.
     We must utilize our manufacturing facility for products other than ESTRASORB in order to avoid operating the facility at a loss.
     Currently we are manufacturing ESTRASORB at our facility in Philadelphia and will manufacture the product at a loss until production volumes increase or we enter into additional contract manufacturing arrangements with third parties to more fully utilize the facility’s capacity. The facility is able to accommodate a much greater production schedule than its current schedule, and offset the fixed costs related to the manufacturing process and facility. Until we increase production of ESTRASORB or enter into such contract manufacturing arrangements for sufficient quantities, the cost of products sold will continue to be unusually high and we will continue to manufacture the product at a loss. In addition, while the company was successful in negotiating a substantial reduction in its monthly rent for the facility during 2005, such reductions will expire in the summer of 2006 and the company expects lease costs to increase, potentially by a material amount. Although we are working to design alternative packaging solutions to further streamline production and lower costs of production, there can be no assurances that such efforts will result in meaningful cost savings or otherwise be successful.
     We have not completed the development of products other than ESTRASORB and we may not succeed in obtaining the FDA approval necessary to sell additional products.
     The development, manufacture and marketing of our pharmaceutical and biological products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. ESTRASORB is the only product developed by the company to have been approved for sale in the United States. Approval outside the U.S. may take longer or may require additional clinical trials. Our product candidate ANDROSORB has completed Phase I human clinical studies. Additional product candidates are in preclinical laboratory or animal studies.
     Before applying for FDA approval to market any new drug product candidates, we must first submit an IND that explains to the FDA the results of pre-clinical testing conducted in laboratory animals and what we propose to do for human testing. At this stage, the FDA decides whether it is reasonably safe to move forward with testing the drug on humans. We must then conduct Phase I studies and larger-scale Phase II and III human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA. Once these trials are complete, an NDA can be filed with the FDA requesting approval of the drug for marketing.
     Vaccine clinical development follows the same general pathway as for drugs and other biologics. A sponsor who wishes to begin clinical trials with a vaccine must submit an IND describing the vaccine, its method of manufacture and quality control tests for release. Pre-marketing (pre-licensure) vaccine clinical trials are typically done in three phases. Initial human studies, referred to as Phase I, are safety and immunogenicity studies performed in a small number of closely monitored subjects. Phase II studies are dose-ranging studies and may enroll hundreds of subjects. Finally, Phase III trials typically enroll thousands of individuals and provide the critical documentation of effectiveness and important additional safety data required for licensing.

          If successful, the completion of all three phases of clinical development can be followed by the submission of a Biologics License Application (“BLA”). Also during this stage, the proposed manufacturing facility undergoes a pre-approval inspection during which production of the vaccine as it is in progress is examined in detail. Vaccine approval also requires the provision of adequate product labeling to allow health care providers to understand the vaccine’s proper use, including its potential benefits and risks, to communicate with patients and parents, and to safely deliver the vaccine to the public. Until a vaccine is given to the general population, all potential adverse events cannot be anticipated. Thus, many vaccines undergo Phase IV studies after a BLA has been approved and the vaccine is licensed and on the market.
          These processes are expensive and can take many years to complete, and we may not be able to demonstrate the safety and efficacy of our products to the satisfaction of such regulatory authorities. Regulatory authorities may also require additional testing and we may be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies, which we may be unable to do so without conducting further clinical studies. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution. Expanded or additional indications for approved drugs may not be approved, which could limit our revenues. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for our product candidates, the FDA and foreign regulatory authorities may not ultimately grant approval for commercial sale in any jurisdiction. If our drug candidates are not approved, our ability to generate revenues may be limited and our business will be adversely affected.
          We may fail to obtain regulatory approval for our products on a timely basis or comply with our continuing regulatory obligations after approval is obtained.
          Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:
•	the rate of patient enrollment and retention, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	Institutional Review Board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	our ability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	negative test results or side effects experienced by trial participants;

•	analysis of data obtained from preclinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug or vaccine approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.
          We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the specialty biopharmaceutical and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed.

          Furthermore, even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review, including adverse event reporting requirements and the FDA’s general prohibition against promoting products for unapproved uses. Failure to comply with any post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions, any unanticipated changes in existing regulatory requirements or the adoption of new requirements, or any safety issues that arise with any approved products, could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue our business.
          We also may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered and we cannot assure you that newly discovered or developed safety issues will not arise following any regulatory approval. With the use of any drug by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Any safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenues and our financial condition.
          The price of our common stock has been and may continue to be volatile.
          Historically, the market price of our common stock has fluctuated over a wide range. In fiscal year 2005, our common stock traded in a range from $0.70 to $6.01. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small-capitalization, specialty biopharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of these companies. In particular, the market price of our common stock may fluctuate significantly due to a variety of factors, including:
•	our ability to obtain government contracts to develop vaccines and other biological products and technologies;

•	governmental agency actions including the FDA’s determination with respect to new drug applications for new products;

•	our ability to obtain financing; and

•	our ability to develop additional products, including biologicals and vaccines.
          In addition, the occurrence of any of the risks described in this “Risk Factors” section could have a material and adverse impact on the market price of our common stock.
          Our substantial indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations.
          As of February 28, 2006, we had approximately $30.5 million of outstanding indebtedness. Our substantial amount of outstanding indebtedness could have significant consequences. For example, it:
•	could increase our vulnerability to general adverse economic and industry conditions;

•	requires us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	could limit our flexibility in planning for, or reacting to, changes in our business and the industry, which may place us at a competitive disadvantage compared with competitors that have less indebtedness; and

•	could limit our ability to obtain additional funds, even when necessary to maintain adequate liquidity.
     We may incur additional indebtedness for various reasons, which would increase the risks associated with our substantial leverage.
          Health care insurers and other payors may not pay for our products or may impose limits on reimbursement.
          Our ability and the ability of our licensees to successfully commercialize ESTRASORB and future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing products to the market, we cannot be assured that third-party payors will pay for such products or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB currently is being sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that over time ESTRASORB will be treated the same as other estrogen therapy products with respect to government and third-party payor reimbursement, however, additional time is required to increase the number of payors who currently accept our product for reimbursement. There can be no assurance that ESTRASORB will receive similar reimbursement treatment.
          Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. There can be no assurance that ESTRASORB or any of our future products will be added to payors’ formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.
          We may have product liability exposure.
          The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $10.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost, if at all. There can be no assurance that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert management’s attention.
          We have made loans to certain of our directors which could have a negative impact on our stock price.
          In 2002, pursuant to our 1995 Stock Option Plan, we approved the payment of the exercise price of options by two of our directors through the delivery of full-recourse, interest-bearing promissory notes in the aggregate principal amount of approximately $1.5 million, secured by a pledge of the underlying shares. As of December 31, 2005, accrued interest receivable related to the borrowing was $284,000. Due to heightened sensitivity in the current environment surrounding related-party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected. Our corporate governance policies have been revised and our 2005 Stock Incentive Plan prohibits any additional loans or guarantees to directors.

     The conversion of our outstanding convertible debt, and the issuance of shares of our common stock upon conversion or exercise of preferred stock and/or warrants or in future offerings would cause dilution of existing security holders’ interests in the company and may cause the price of our common stock to go down.
     As of February 28, 2006, we had outstanding convertible notes in the aggregate principal amount of $29,000,000 that as of such date were convertible into an aggregate of 5,311,355 shares of our common stock. The issuance of shares of our common stock upon conversion of such notes, as well as in connection with future capital raising activities, would cause immediate and potentially substantial equity dilution for existing stockholders and the price of our common stock could be subject to significant downward pressure.
     We have never paid dividends on our capital stock, and we do not anticipate paying any such dividends in the foreseeable future.
     We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing and any future debt may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock would be the only source of gain for stockholders until dividends are permitted and paid.
     Provisions of our Certificate of Incorporation and By-laws, Delaware law, and our Shareholder Rights Plan could delay or prevent the acquisition of the company, even if such acquisition would be beneficial to stockholders, and could impede changes in our Board.
     Provisions of Delaware corporate law and our organizational documents could hamper a third party’s attempt to acquire, or discourage a third party from attempting to acquire control of, the company. Moreover, our shareholder rights plan empowers our Board to delay or negotiate, and thereby possibly thwart, any tender offer or takeover attempt the Board opposes. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions also could limit the price investors are willing to pay in the future for our securities and make it more difficult to change the composition of our Board in any one year. These provisions include the right of the Board to issue preferred stock with rights senior to those of the common stock without any further vote or action by stockholders, the existence of a staggered Board with three classes of directors serving staggered three-year terms, advance notice requirements for stockholders to nominate directors and make proposals, and a Delaware statutory provision prohibiting certain transactions between Novavax and interested stockholders.
RISKS RELATED TO THIS OFFERING
     Management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.
     We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.
     Because the total price you will pay for your shares in the offering will be much greater than the value of our assets after subtracting our liabilities, the value of your investment in our common stock will be diluted.
     If you purchase our common stock in this offering, the price you will pay for our common stock will be much greater than the book value per share of our outstanding common stock after the offering. In addition, the total amount of our capital will be less than it would have been had you and all of the existing stockholders and optionees paid the same amount per share for our common stock. Accordingly, you will suffer immediate and substantial dilution of your investment. In the past, we have issued options and warrants to buy our common stock at prices below the offering price. You will experience further dilution to the extent that additional shares of our common stock are issued upon the exercise of outstanding stock options and other purchase rights. See “Dilution” for a detailed calculation of the dilution that will result from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We caution you that this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and assumptions and on information currently available to management, and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “may,” “could,” “should,” “possible,” “forecast,” or similar words and expressions. Forward-looking statements include but are not limited to statements regarding product sales, future results of operations, future product development and related clinical trials, and future research and development, including FDA approval of our product candidates. Forward-looking statements are only predictions, and necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in or implied by the forward-looking statements. These risks, uncertainties and other factors are discussed in the “Risk Factors” section and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and include, among other things, the following: general economic and business conditions; competition; unexpected changes in technologies and technological advances; ability to obtain rights to technology; ability to obtain and enforce patents; ability to commercialize and manufacture products; ability to maintain commercial-scale manufacturing capabilities; ability to enter into future collaborations with industry partners; results of clinical studies; progress of research and development activities; business abilities and judgment of personnel; availability of qualified personnel; changes in, or failure to comply with, governmental regulations; ability to obtain adequate financing in the future; and other factors referenced in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

USE OF PROCEEDS
          After deducting the placement agent’s fee and the estimated expenses of this offering, we will receive net proceeds from this offering of approximately $36,050,000.
          We will retain broad discretion over the use of the net proceeds from the sale of our common stock. We currently intend to use the net proceeds from this offering for general corporate purposes, including, but not limited to:
•	clinical development of VLP-based avian and seasonal flu vaccines, including the development of appropriate adjuvants, and demonstration of large-scale production capabilities, for such vaccines;

•	our internal research and development programs, such as preclinical and clinical testing and studies of our product candidates and the development of new technologies;

•	expansion of and investment in our research and development facilities, including compliance with cGMP and GLP rules and regulations; and

•	general working capital.
          We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures, which may vary significantly depending on various factors such as our research and development results, regulatory approvals, competition, marketing and sales, and the market acceptance of any products introduced by us. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest these net proceeds in short-term, interest-bearing, investment-grade securities.

DILUTION
     Our net tangible book value at December 31, 2005 on a proforma basis after giving effect to the issuance of 4,597,700 shares in our offering in February 2006 equals $69.6 million, or $1.27 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of outstanding shares of our common stock on December 31, 2005 on a proforma basis, as explained above. Assuming that we issue an aggregate of 5,205,480 shares of our common stock at a public offering price of $7.30 per share, with estimated net proceeds to us (after assumed fees and expenses) of $36,050,000, our pro forma net tangible book value at December 31, 2005 would have been $105.7 million, or $1.77 per share. This represents an immediate increase in the tangible book value of $0.50 per share to our existing stockholders and an immediate dilution of $5.53 per share to new investors purchasing common stock in this offering, as illustrated in the following table:

Public offering price per share	$7.30
Net tangible book value per share as of December 31, 2005 on a proforma basis	$1.27
Increase per share attributable to new investors	$0.50
Pro forma net tangible book value per share after offering	$1.77
Dilution per share to new investors	$5.53
     The computations in the table above assume no exercise of any outstanding stock options or warrants or the conversion of any convertible notes after December 31, 2005. At December 31, 2005, there were options outstanding to purchase a total of 5,394,086 shares of our common stock at a weighted average exercise price of $3.66 per share. In addition, as of December 31, 2005, there were outstanding convertible notes in the aggregate principal amount of $29,000,000 that, after giving effect to our offering in February 2006, were convertible into an aggregate of 5,311,355 shares of common stock.

PLAN OF DISTRIBUTION
     We are offering the shares of our common stock through a placement agent. Subject to the terms and conditions contained in an agreement dated March 20, 2006, Rodman & Renshaw, LLC has agreed to act as the placement agent for the sale of up to 5,205,480 shares of our common stock. The placement agent is not purchasing or selling any shares by this prospectus supplement or accompanying prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of shares.
     The Securities Purchase Agreement provides that the obligations of the investors in the offering are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from Novavax and our counsel.
     Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase shares of our common stock, informing investors of the closing date as to such shares. We currently anticipate that the closing of the sale of 5,205,480 shares of common stock will take place on or about March 22, 2006. Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares.
     On the scheduled closing date, the following will occur:
•	We will receive funds in the amount of the aggregate purchase price directly from investors; and

•	We will pay the placement agent fee in accordance with the terms of our agreement with Rodman & Renshaw, LLC, and reimbursement of expenses of $25,000.
     We will pay the placement agent a commission equal to five percent (5%) of the gross proceeds of the sale of shares of common stock in the offering. In no event will the total amount of compensation paid to the placement agent and other securities brokers and dealers upon completion of this offering exceed five percent (5%) of the maximum gross proceeds of the offering plus expense reimbursements of $25,000. The estimated offering expenses payable by us, in addition to the placement agent’s fee, are approximately $50,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the shares of common stock. After deducting certain fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately $36,050,000.
     We have agreed to indemnify the placement agent and the purchasers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We may also be required to contribute to payments the placement agent may be required to make in respect of such liabilities.
     The agreement with Rodman & Renshaw, LLC and the Securities Purchase Agreement with the investors are included as exhibits to our Current Report on Form 8-K that was filed with the Securities and Exchange Commission on March 21, 2006.
     The transfer agent for our common stock is Computershare Trust Company, N.A.
     Our common stock is traded on the Nasdaq National Market under the symbol “NVAX.”
LEGAL MATTERS
     Certain legal matters with respect to the shares of common stock offered hereby have been passed upon by White White & Van Etten LLP in Cambridge, Massachusetts. David A. White, a partner of such firm, owns 20,000 shares of our common stock. Feldman Weinstein LLP in New York, New York is acting as counsel for the placement agent.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	Subject to Completion, Dated December 21, 2005
$100,000,000
Common Stock
Preferred Stock
Warrants
     We may issue and sell from time to time our common stock, preferred stock and/or warrants on terms to be determined at the time of sale. We may offer these securities separately or together in one or more offerings with a maximum aggregate offering price of $100,000,000. This means:
•	we will provide a prospectus supplement each time we issue securities, specifying the securities being sold; and

•	the prospectus supplement will inform you about the specific terms of that offering and may also add, update or modify information contained in this document.
     You should read this prospectus and any prospectus supplement, including any information incorporated herein and therein, carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement for the securities being sold.
     The securities being sold may be sold on a delayed or continuous basis directly by us, through dealers, agents or underwriters designated from time to time, or through any combination of these methods. See “Plan of Distribution” in this prospectus and any prospectus supplement. If any dealers, agents or underwriters are involved in the sale of the securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in any prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in the applicable prospectus supplement.

     Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On December 15, 2005, the closing price of our common stock as reported on the Nasdaq National Market was $4.39 per share.

Investing in our securities involves a high degree of risk. See “RISK FACTORS” beginning on page 5.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is _____________, 200__.

     You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). We have not authorized anyone to provide you with any different information. We are offering to sell our securities, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement, and the information contained in any document incorporated herein or therein by reference is accurate only as of the date of such document incorporated by reference, regardless of the time of delivery or any sale of our securities.

     In this prospectus, “we,” “us,” “our” and “the company” refer to Novavax, Inc., together with its subsidiaries, unless the context otherwise requires.

PROSPECTUS SUMMARY
     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement, and may not contain all of the information that is important to you. For a more complete understanding of this offering, you should read this entire document carefully and the accompanying prospectus before deciding to invest in our securities, including the “Risk Factors” section below, and those additional documents to which we refer you. See “Where You Can Find More Information” on page 28.
     Our Business
     We are an innovative product development company focused on the research, development and commercialization of products utilizing our proprietary drug delivery and biological technologies for large and growing markets.
     Our drug delivery technologies include micellar nanoparticles (“MNPs”), proprietary oil and water nanoemulsions used for the topical delivery of drugs. When applied to the skin in a cream or lotion formulation, the MNPs deposit the drug in the outermost skin layer, functionally creating a drug depot. The active drug gradually diffuses into the deeper layers of skin until it reaches the bloodstream. MNP technology is the basis for the development of the company’s FDA-approved product, ESTRASORB®, the first topical emulsion for estrogen therapy approved for the treatment of moderate to severe vasomotor symptoms (hot flashes) associated with menopausal women. The company entered into an exclusive North American license and supply agreement with Esprit Pharma, Inc. on October 18, 2005 for the marketing and sale of ESTRASORB.
     We continue to focus our efforts on the development of products utilizing our proprietary topical MNP drug delivery platform that we believe have a high probability of technical success and that have a large market potential. As part of our research and development efforts, we intend to file two Investigational New Drug Applications with the FDA in 2006 for two non-hormone product candidates.
     The company’s drug delivery technologies also include Novasomes® and Sterisomes®. Novasomes are proprietary non-phospholipid liposomes in which drugs can either be encapsulated or mixed with for delivery by various routes of administration. In addition, we believe that our Novasome technology may provide a safe and effective adjuvant system for a variety of vaccines. Sterisomes are the company’s proprietary oil-free emulsions that operate as a drug delivery system comprised predominantly of water. Sterisomes can be used as a depot delivery system for certain steroidal hormones.
     Our biological technologies include our lead technology platform based on virus-like particles (“VLPs”), which we are using to develop vaccines for pandemic (avian) and seasonal flu. We also continue to work with government agencies on HIV and SARS vaccines. VLPs imitate the three-dimensional structures of viruses but are composed of recombinant proteins and, therefore, are believed incapable of causing infection and disease. Our proprietary production technology uses insect cells rather than chicken eggs or mammalian cells. We believe that this allows the company to more rapidly produce safe, effective, low-cost and therapeutic proteins.
     Our strategy is to develop new product candidates based on our drug delivery technologies and to co-promote or license such products. We intend to use the cash generated by such arrangements primarily to fund our avian and seasonal flu vaccine programs, which we believe are our long-term growth drivers.
     Our principal executive offices are located at 508 Lapp Road, Malvern, Pennsylvania 19355. Our telephone number is (484) 913-1200 and our Internet address is www.novavax.com.

SUMMARY CONSOLIDATED FINANCIAL DATA
     The historical consolidated financial data presented below as of and for each of the periods ended December 31, 2004, 2003, 2002, 2001 and 2000 were derived from our audited consolidated financial statements. The summary consolidated financial data is only a summary and should be read in conjunction with our consolidated financial statements and related notes that we incorporate by reference in this prospectus. For copies of the financial information we incorporate by reference, see “Where You Can Find More Information”.
     Information as of and for the nine months ended September 30, 2005 and 2004 has been derived from our consolidated financial statements, which are unaudited but which in the opinion of management have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for such periods. The results of operations as of and for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2005 or any future period.

	(amounts in thousands, except share information)

	For the nine months ended		For the years ended
	September 30,		December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)	(unaudited)
Statements of Operations Data:
Revenues	$5,144	$6,214	$8,260	$11,785	$15,005	$24,066	$2,475
Loss from operations	(15,879)	(14,556)	(24,464)	(16,054)	(21,558)	(9,255)	(12,742)
Net loss	(17,329)	(15,631)	(25,920)	(17,273)	(22,697)	(9,745)	(12,191)
Per share information:
Net loss per share	$(0.42)	$(0.43)	$(0.70)	$(0.58)	$(0.93)	$(0.43)	$(0.64)
Weighted average number of shares outstanding	40,873,473	36,040,465	36,926,034	29,852,797	24,433,868	22,670,274	19,015,719

	As of September 30,		As of December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)	(unaudited)
Balance Sheet Data:
Total current assets	$10,704	$32,460	$23,937	$32,062	$6,242	$25,027	$17,036
Working capital	5,996	24,615	15,361	27,226	378	18,030	12,331
Total assets	60,546	87,600	77,993	84,159	57,505	67,115	56,529
Convertible debt	35,000	35,000	35,000	40,000	40,000	30,000	20,000
Stockholders’ equity	19,902	43,542	33,281	35,944	8,073	27,493	31,824

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus supplement and the accompanying prospectus supplement and incorporated by reference herein and therein before purchasing our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our securities could decline, and you may lose some or all of your investment.
RISKS RELATED TO OUR BUSINESS
     We have repositioned ourselves from a specialty biopharmaceutical company to a product development company and face all the risks inherent in the implementation of a new business strategy.
     In conjunction with the sale of our prenatal and related product lines and the grant of an exclusive North American license to our lead product ESTRASORB, we have changed the focus of the company from the development and commercialization of specialty pharmaceutical products to the research and development of new products using our proprietary drug delivery and biological platforms. We cannot predict whether we will be successful implementing our new business strategy.
     We intend to focus our research and development activities on areas in which we have particular strengths and on technologies that appear promising. These technologies often are on the cutting edge of modern science. As a result, the outcome of any research or development program is highly uncertain. Only a very small fraction of these programs ultimately result in commercial products or even product candidates and a number of events could delay our development efforts and negatively impact our ability to obtain regulatory approval for, and to market and sell, a product candidate. Product candidates that initially appear promising often fail to yield successful products. In many cases, preclinical or clinical studies will show that a product candidate is not efficacious, or that it raises safety concerns or has other side effects which outweigh the intended benefit. Success in preclinical or early clinical trials may not translate into success in large-scale clinical trials. Further, success in clinical trials will likely lead to increased investment, adversely affecting short-term profitability, to bring such products to market. Even after a product is approved and launched, general usage or post-marketing studies may identify safety or other previously unknown problems with the product, which may result in regulatory approvals being suspended, limited to narrow indications or revoked, or which may otherwise prevent successful commercialization.
     We must identify products and product candidates for development with our technologies and establish successful government and third-party relationships.
     Our long-term ability to generate product-related revenue depends in part on our ability to identify products and product candidates that may utilize our drug delivery and biological technologies. If internal efforts do not generate sufficient product candidates, we will need to identify third parties that wish to license our technologies for development of their products or product candidates. We may be unable to license our technologies to third parties for a number of reasons, including:
•	an inability to negotiate license terms that would allow us to make an appropriate return from resulting products;

•	an inability to identify suitable products or product candidates within, or complementary to, our areas of expertise; or

•	an unwillingness of the part of competitors to utilize the technologies of a competing company or disclose the existence or status of new products or products candidates under development.
     Our near and long-term viability will also depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies and government agencies. Establishing strategic collaborations and obtaining government funding are difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position; government agencies may reject contract or grant applications based on their assessment of public need, the public interest and our products’ ability to address these areas. If we fail to establish a sufficient number of collaborations or government relationships on acceptable terms, we may not generate sufficient revenue.
     Even if we successfully establish new collaborations or obtain government funding, these relationships may never result in the successful development or commercialization of any product candidates or the generation of any sales or royalty revenue. Reliance on such relationships also exposes us to a number of risks. We may not have the ability to control the activities of our partners and cannot assure you that they will fulfill their obligations to us, including with respect to the license, development and commercialization of products and products candidates, in a timely manner or at all. We cannot assure you that such partners will devote sufficient resources to our products and product candidates or properly maintain or defend our intellectual property rights; we also can given no assurances that they will not utilize such rights in such a way as to invite or cause litigation. Any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of products and product candidates, and affect our ability to realize product revenues. Disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time-consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals, and commercialization activities. If we or our partners fail to maintain our existing agreements or in the event we fail to establish agreements as necessary, we could be required to undertake research, development, manufacturing and commercialization activities solely at our own expense. This would significantly increase our capital requirements and, given our current limited sales, marketing and distribution capabilities, significantly delay the commercialization of products and product candidates.
     Our success depends on our ability to maintain the proprietary nature of our technology.
     Our success in large part depends on our ability to maintain the proprietary nature of our technology and other trade secrets, including our proprietary drug delivery and biological technologies. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret and other intellectual property protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have 51 U.S. patents and corresponding foreign patents and patent applications covering our technologies. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our patent applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.
     There is a risk that third parties may challenge our existing patents or claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.
     Although our patents include claims covering various features of our products and product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

     We have limited financial resources and we are not certain that we will be able to obtain financing to maintain our operations or to fund the development of future products.
     In the near term we will not generate revenues from product sales, licensing fees, royalties, milestones, contract research and other sources in an amount sufficient to fund our operations, and we will therefore use our cash resources and could require additional funds to maintain our operations, continue our research and development programs, commence future preclinical and clinical trials, seek regulatory approvals and market our products. We will seek such additional funds through public or private equity or debt financings, collaborative arrangements and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds required for our anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs, downsize our general and administrative infrastructure or programs, or seek alternative measures to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products. If we raise additional funds through future offerings of shares of our common stock or other securities, such offerings would cause dilution of existing stockholders’ percentage ownership in the company. These future offerings also could have a material and adverse effect on the price of our common stock.
We have a history of losses and our future profitability is uncertain.
     Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at December 31, 2004 was $130.7 million. Our net revenues for the last three years were $8.3 million in 2004, $11.8 million in 2003 and $15.0 million in 2002. For the nine months ended September 30, 2005 and 2004, our revenues were $5.1 million and $6.2 million, respectively. We have received a limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three years were $25.9 million in 2004, $17.3 million in 2003 and $22.7 million in 2002, while they were $17.3 million and $15.6 million for the nine months ended September 30, 2005 and 2004, respectively.
     Our losses have resulted from research and development expenses, sales and marketing expenses for ESTRASORB, protection of our intellectual property and other general operating expenses. Our losses increased due to the launch of ESTRASORB as we expanded our manufacturing capacity and sales and marketing capabilities, and may increase as and when we conduct additional and larger clinical trials for our product candidates. Therefore, we expect our cumulative operating loss to increase until such time, if ever, product sales, licensing fees, royalties, milestones, contract research and other sources generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.
     Many of our competitors have significantly greater resources and experience, which may negatively impact our commercial opportunities and those of our current and future licensees.
     The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial and technical resources, experience and expertise in:
•	research and development;

•	preclinical testing;

•	clinical trials;

•	regulatory processes and approvals;

•	production and manufacturing; and

•	sales and marketing of approved products.
     Large and established companies such as Merck & Co., Inc., GlaxoSmithKline PLC, Chiron Corp. and MedImmune Inc., among others, compete in the vaccine market. In particular, these companies have greater experience and expertise in securing government contracts and grants to support their research and development efforts, conducting testing and trials and obtaining regulatory approvals to market such products, and manufacturing such products on a broad scale.
     Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeeds in obtaining approval from the FDA or other regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.
     In order to effectively compete, we will have to make substantial investments in sales and marketing or partner with one or more established companies. There is no assurance that we will be successful in gaining significant market share for any product or product candidate. Our technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by our competitors to the marketplace more rapidly and at a lower cost.
     The return on our investment in ESTRASORB depends in large part on the success of our relationship with Esprit and our ability to manufacture the product.
     In October 2005, we entered into a license agreement and a supply agreement with Esprit Pharma for ESTRASORB. Under the license agreement, we granted Esprit exclusive rights to market ESTRASORB in North America. In consideration for such rights, Esprit is to pay the company certain milestone payments, and Novavax also is entitled to receive a royalty on all future net sales of ESTRASORB.
     While our license agreement with Esprit gives us some limited protections with respect to that company’s ESTRASORB marketing and sales efforts and, we believe, creates incentives for Esprit consistent with our own, we cannot control the amount and timing of the marketing efforts that Esprit devotes to ESTRASORB or make any assurances that Esprit’s promotion and marketing of ESTRASORB in North America will be successful. We do not have a history of working together with Esprit and cannot predict the success of the collaboration, nor can we give any assurances that Esprit will not reduce or curtail its efforts to market ESTRASORB because of factors affecting its business or operations beyond our control. Any loss of Esprit as a partner in the commercialization of ESTRASORB, dispute over the terms of or decisions regarding the license and supply agreement, or other adverse developments in our relationship with Esprit may harm our business and might accelerate our need for additional capital. We also can give no assurances that Esprit will be more successful than Novavax in gaining market acceptance of ESTRASORB. Prescription trends for ESTRASORB have not met our expectations to date and Esprit will face similar obstacles to gaining market share of the estrogen therapy market, including competition from large and established companies with similar estrogen therapy products.
     Numerous companies worldwide currently produce and sell estrogen products for clinical indications identical to those for ESTRASORB. Currently, the oral and patch product segments account for approximately 75% and 15% of the market, respectively, according to 2004 Verispan data. Wyeth commits significant resources to the sale and marketing of its product, Premarin®, in order to maintain its market leadership position. Several other companies compete in the estrogen category including Berlex Laboratories, Inc., Novartis Pharma AG and Solvay Pharmaceuticals. Recently, Solvay introduced an alcohol-based gel product, Estrogel, which is directly competitive with ESTRASORB. These and other products sold by our competitors have all achieved a degree of market penetration superior to ESTRASORB.

     In addition, under the supply agreement, Novavax is obligated to supply Esprit with ESTRASORB through the manufacture of the product at Novavax’s pharmaceutical plant in Philadelphia, Pennsylvania. We have only limited experience with the large capacity manufacturing required for the commercial sale of a product. Although we have validated our manufacturing methods for the product with the FDA, we will remain subject to that agency’s rules and regulations regarding good manufacturing practices, which are enforced by the FDA through its facilities inspection program. Compliance with such rules and regulations requires us to spend substantial funds and hire and retain qualified personnel. We face the possibility that we may not be able to meet Esprit’s supply requirements under the agreement in a timely fashion at acceptable quality, quantity and prices or in compliance with applicable regulations. If our facility fails to comply with applicable regulations, we will be forced to utilize a third party contractor to manufacture the product. We may not be able to enter into alternative manufacturing arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.
     We must utilize our manufacturing facility for products other than ESTRASORB in order to avoid operating the facility at a loss.
     Currently we are only manufacturing ESTRASORB at our facility in Philadelphia and will manufacture the product at a loss until production volumes increase or we enter into contract manufacturing arrangements with third parties to more fully utilize the facility’s capacity, as the facility is able to accommodate a much greater production schedule than its currently schedule, and offset the fixed costs related to the manufacturing process and facility. Until we increase production of ESTRASORB or enter into such contract manufacturing arrangements for sufficient quantities, the cost of sales percentages will continue to be unusually high and we will continue to manufacture the product at a loss. In addition, while the company was successful in negotiating a substantial reduction in its monthly rent for the facility during 2005, such reductions will expire in the summer of 2006 and the company expects lease costs to increase, potentially by a material amount. Although we are working to design alternative packaging solutions to further streamline production and lower costs of production, there can be no assurances that such efforts will result in meaningful cost savings or otherwise be successful.
     We have not completed the development of products other than ESTRASORB and we may not succeed in obtaining the FDA approval necessary to sell additional products.
     The development, manufacture and marketing of our pharmaceutical and biological products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. ESTRASORB is the only product developed by the company to have been approved for sale in the United States. Approval outside the U.S. may take longer or may require additional clinical trials. Our product candidate ANDROSORB has completed Phase I human clinical studies. Additional product candidates are in preclinical laboratory or animal studies.
     Before applying for FDA approval to market any new drug product candidates, we must first submit an Investigational New Drug application (“IND”) that explains to the FDA the results of pre-clinical testing conducted in laboratory animals and what we propose to do for human testing. At this stage, the FDA decides whether it is reasonably safe to move forward with testing the drug on humans. We must then conduct Phase 1 studies and larger-scale Phase 2 and 3 human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA. Only after these trials are complete can a New Drug Application (“NDA”) be filed with the FDA requesting approval of the drug for marketing.
     Vaccine clinical development follows the same general pathway as for drugs and other biologics. A sponsor who wishes to begin clinical trials with a vaccine must submit an IND describing the vaccine, its method of manufacture and quality control tests for release. Pre-marketing (pre-licensure) vaccine clinical trials are typically done in three phases. Initial human studies, referred to as Phase 1, are safety and immunogenicity studies performed in a small number of closely monitored subjects. Phase 2 studies are dose-ranging studies and may enroll hundreds of subjects. Finally, Phase 3 trials typically enroll thousands of individuals and provide the critical documentation of effectiveness and important additional safety data required for licensing.

     If successful, the completion of all three phases of clinical development can be followed by the submission of a Biologics License Application (“BLA”). Also during this stage, the proposed manufacturing facility undergoes a pre-approval inspection during which production of the vaccine as it is in progress is examined in detail. Vaccine approval also requires the provision of adequate product labeling to allow health care providers to understand the vaccine’s proper use, including its potential benefits and risks, to communicate with patients and parents, and to safely deliver the vaccine to the public. Until a vaccine is given to the general population, all potential adverse events cannot be anticipated. Thus, many vaccines undergo Phase 4 studies after a BLA has been approved and the vaccine is licensed and on the market.
     These processes are expensive and can take many years to complete, and we may not be able to demonstrate the safety and efficacy of our products to the satisfaction of such regulatory authorities. Regulatory authorities may also require additional testing and we may be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies, which we may be unable to do so without conducting further clinical studies. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution, and expanded or additional indications for approved drugs may not be approved, which could limit our revenues. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for our product candidates, the FDA and foreign regulatory authorities may not ultimately grant approval for commercial sale in any jurisdiction. If our drug candidates are not approved, our ability to generate revenues may be limited and our business will be adversely affected.
     We may fail to obtain regulatory approval for our products on a timely basis or comply with our continuing regulatory obligations after approval is obtained.
     Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:
•	the rate of patient enrollment and retention, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	institutional review board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	our ability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	negative test results or side effects experienced by trial participants;

•	analysis of data obtained from preclinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug or vaccine approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.
     We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the specialty biopharmaceutical and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed.

     Furthermore, even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review, including adverse event reporting requirements and the FDA’s general prohibition against promoting products for unapproved uses. Failure to comply with any post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions, any unanticipated changes in existing regulatory requirements or the adoption of new requirements, or any safety issues that arise with any approved products, could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue our business.
     We also may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered and we cannot assure you that newly discovered or developed safety issues will not arise following any regulatory approval. With the use of any drug by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Any safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenues and our financial condition.
     Our substantial indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations.
     As of November 30, 2005, we had $29.9 million of outstanding indebtedness. Our substantial amount of outstanding indebtedness could have significant consequences. For example, it:
•	could increase our vulnerability to general adverse economic and industry conditions;

•	requires us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	could limit our flexibility in planning for, or reacting to, changes in our business and the industry, which may place us at a competitive disadvantage compared with competitors that have less indebtedness; and

•	could limit our ability to obtain additional funds, even when necessary to maintain adequate liquidity.
     We may incur additional indebtedness for various reasons, which would increase the risks associated with our substantial leverage.
     Health care insurers and other payors may not pay for our products or may impose limits on reimbursement.
     Our ability and the ability of our licensees to successfully commercialize ESTRASORB and future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing products to the market, we cannot be assured that third-party payors will pay for such products or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB currently is being sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that over time ESTRASORB will be treated the same as other estrogen therapy products with respect to government and third-party payor reimbursement, however, additional time is required to increase the number of payors who currently accept our product for reimbursement. There can be no assurance that ESTRASORB will receive similar reimbursement treatment.
     Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. There can be no assurance that ESTRASORB or any of our future products will be added to payors’ formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.
     We may have product liability exposure.
     The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $10.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost. There can be no assurance that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert management’s attention.
     We have made loans to certain of our directors, and have guaranteed a brokerage margin loan for one of these directors, which could have a negative impact on our stock price.
     In 2002, pursuant to our 1995 Stock Option Plan, we approved the payment of the exercise price of options by two of our directors through the delivery of full-recourse, interest-bearing promissory notes in the aggregate principal amount of approximately $1.5 million, secured by a pledge of the underlying shares. As of November 30, 2005, accrued interest receivable related to the borrowing was $277,000. In addition, in 2002 we executed a conditional guaranty of a brokerage margin account for a director in the amount of $500,000. Due to heightened sensitivity in the current environment surrounding related-party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected. Our corporate governance policies have been revised and our 2005 stock incentive plan prohibits any additional loans or guarantees to directors.
RISKS RELATED TO OUR SECURITIES
     The price of our common stock has been and may continue to be volatile.
     Historically, the market price of our common stock has fluctuated over a wide range. In fiscal year 2004, our common stock traded in a range from $2.88 to $6.99. Between January 1, 2005 and December 15, 2005, our common stock traded in a range from $0.70 to $6.01. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small-capitalization, specialty biopharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of these companies. In particular, the market price of our common stock may fluctuate significantly due to a variety of factors, including:
•	our ability to obtain government contracts to develop vaccines and other biological products and technologies;

•	governmental agency actions including the FDA’s determination with respect to new drug applications for new products;

•	our ability to obtain financing; and

•	our ability to develop additional products, including biologicals and vaccines.
In addition, the occurrence of any of the risks described in this “Risk Factors” section could have a material and adverse impact on the market price of our common stock.
     The conversion of our outstanding convertible debt, and the issuance of shares of our common stock in this offering, upon conversion or exercise of preferred stock and/or warrants, and in future offerings would cause dilution of existing security holders’ interests in the company and may cause the price of our common stock to go down.
     As of December 15, 2005, we had outstanding convertible notes in the aggregate principal amount of $29,000,000 that as of such date were convertible into an aggregate of 5,213,635 shares of our common stock. The issuance of shares of our common stock upon conversion of such notes, and the issuance of shares of common stock in this offering and upon the conversion or exercise of preferred stock and warrants offered hereby, as well as in connection with future capital raising activities, would cause immediate and potentially substantial equity dilution for existing stockholders and the price of our common stock could be subject to significant downward pressure.
     We have never paid dividends on our capital stock, and we do not anticipate paying any such dividends in the foreseeable future.
     We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing and any future debt may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock would be the only source of gain for stockholders until dividends are permitted and paid.
     Provisions of our Certificate of Incorporation and By-laws, Delaware law, and our Shareholder Rights Plan could delay or prevent the acquisition of the company, even if such acquisition would be beneficial to stockholders, and could impede changes in our Board.
     Provisions of Delaware corporate law and our organizational documents could hamper a third party’s attempt to acquire, or discourage a third party from attempting to acquire control of, the company. Moreover, our shareholder rights plan empowers our Board to delay or negotiate, and thereby possibly thwart, any tender offer or takeover attempt the Board opposes. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions also could limit the price investors are willing to pay in the future for our securities and make it more difficult to change the composition of our Board in any one year. These provisions include the right of the Board to issue preferred stock with rights senior to those of the common stock without any further vote or action by stockholders, the existence of a staggered Board with three classes of directors serving staggered three-year terms, advance notice requirements for stockholders to nominate directors and make proposals, and a Delaware statutory provision prohibiting certain transactions between Novavax and interested stockholders.

ABOUT THIS PROSPECTUS
     This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC” or “Commission”). By using a shelf registration statement, we may, from time to time, issue and sell in one or more series or classes our common stock, preferred stock and/or warrants in one or more offerings up to an aggregate maximum offering price of $100,000,000 (or its equivalent in foreign or composite currencies). Each time we sell any of our securities, we will provide a prospectus supplement that will contain more specific information about the offering and the terms of the securities being sold. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference.
     This prospectus and the prospectus supplements provide you with a general description of the company and our securities; for further information about our business and our securities, you should refer to the registration statement, the reports incorporated by reference in this prospectus, and the exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we may offer, you should review the full text of these documents. The registration statement and exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”
     You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). We have not authorized anyone to provide you with any different information. We are offering to sell our securities, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement, and the information contained in any document incorporated herein or therein by reference is accurate only as of the date of such document incorporated by reference, regardless of the time of delivery or any sale of our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We caution you that this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein) contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and assumptions and on information currently available, and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “may,” “could,” “possible,” “forecast,” or similar words and expressions. Forward-looking statements include but are not limited to statements regarding usage of cash, product sales, future product development and related clinical trials, and future research and development, including FDA approval of our product candidates. Forward-looking statements are only predictions, and necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in or implied by the forward-looking statements. These risks, uncertainties and other factors are discussed in the “Risk Factors” section and elsewhere in this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein) and include, among other things, the following:
•	general economic and business conditions;

•	ability to enter into future collaborations with industry partners;

•	competition;

•	unexpected changes in technologies and technological advances;

•	ability to obtain rights to technology;

•	ability to obtain and enforce patents;

•	ability to commercialize and manufacture products;

•	ability to maintain commercial-scale manufacturing capabilities;

•	results of clinical studies;

•	progress of research and development activities;

•	business abilities and judgment of personnel;

•	availability of qualified personnel;

•	changes in, or failure to comply with, governmental regulations;

•	ability to obtain adequate financing in the future through product licensing, co-promotional arrangements, public or private equity financings or otherwise; and

•	other factors referenced in this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein).

USE OF PROCEEDS
     Except as otherwise described in an applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate purposes, which may include:
•	clinical development of VLP-based avian and seasonal flu vaccines, including the development of appropriate adjuvants, and demonstration of large-scale production capabilities, for such vaccines;

•	our internal research and development programs, such as preclinical and clinical testing and studies of our product candidates and the development of new technologies;

•	expansion of and investment in our research and development facilities, including compliance with cGMP and GLP rules and regulations; and

•	general working capital.
     Each time we issue securities, we will provide a prospectus supplement that will contain information about how we intend to use the proceeds from each such offering.
     At this time, we have not determined the specific uses of any offering proceeds, or the amounts we plan to spend on any particular use or the timing of such expenditures, which may vary significantly depending on various factors such as our research and development results, regulatory approvals, competition, marketing and sales, and the market acceptance of any products introduced by us or our partners. Pending application of the net proceeds from any particular offering, we intend to invest such proceeds in short-term, interest-bearing, investment-grade securities.
     We cannot guarantee that we will receive any proceeds in connection with any offering hereunder because we may choose not to issue any of the securities covered by this prospectus.

PLAN OF DISTRIBUTION
     We may sell the securities being offered hereby from time to time in one or more of the following ways:
•	through one or more underwriters,

•	through dealers, who may act as agents or principal (including a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction),

•	directly to one or more purchasers,

•	through agents,

•	in privately negotiated transactions, and

•	in any combination of these methods of sale.
     We will set forth in a prospectus supplement the terms of the offering of securities, including:
•	the name or names of any agents, underwriters or dealers,

•	the terms of the securities being offered, including the purchase price and the proceeds we will receive from the sale,

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation,

•	any over-allotment options under which underwriters may purchase additional securities from us, and

•	any discounts or concessions allowed or reallowed or paid to dealers.
     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.
     Underwriters, dealers, agents and others that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, as amended (the “Securities Act”) and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers, agents and others and will describe their compensation. We may have agreements with underwriters, dealers, agents and others to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers, agents and others may engage in transactions with or perform services for us in the ordinary course of their businesses. We have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or other parties regarding the sale of securities. As of the date of this prospectus, there were no special selling arrangements between any broker-dealer or other person and the company. No period of time has been fixed within which the securities will be offered or sold.
     If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or unless we have complied with an exemption from any registration or qualification requirements.

Agents
     We may designate agents who agree to solicit purchases for the period of their appointment or to sell securities on a continuing basis. Unless the prospectus supplement provides otherwise, agents will act on a best efforts basis for the period of their appointment. Agents may receive compensation in the form of commissions, discounts or concessions from us. Agents may also receive compensation from the purchasers of the securities for whom they sell as principals. Each particular agent will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions.
Underwriters
     If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Unless the prospectus supplement provides otherwise, underwriters will be obligated to purchase all of the securities offered by the prospectus supplement. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship, and we may offer the securities to the public through an underwriting syndicate or through a single underwriter. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship and underwriting arrangement.
Dealers
     We also may sell securities to a dealer as principal. If we sell our securities to a dealer as a principal, then the dealer may resell those securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.
Direct Sales and Institutional Purchases
     We may also sell securities directly to one or more purchasers, in which case underwriters or agents would not be involved in the transaction.
     Further, we may authorize agents, underwriters or dealers to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in an applicable prospectus supplement.
Stabilization Activities
     Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Such activities may cause the price of the securities to be higher than they would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. These transactions may be effected on the Nasdaq Stock Market or otherwise.

Passive Market Making
     Any underwriters who are qualified market markers on the Nasdaq National Market may engage in passive market making transactions on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.
Costs
     We will bear all costs, expenses and fees in connection with the registration of the securities, as well as the expense of all commissions and discounts, if any, attributable to sales of the securities by us.

DESCRIPTION OF OUR CAPITAL STOCK
     For a more complete description of our common and preferred stock, please refer to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) as filed with the Secretary of State of the State of Delaware, our Amended and Restated By-laws (the “By-laws”), each of which is incorporated herein by reference, and any certificate of designation we may file relating to any preferred stock.
General
     Our authorized capital stock consists of: (i) 100,000,000 shares of common stock, par value $.01 per share, of which 49,980,946 shares were outstanding as of December 15, 2005, and (ii) 2,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding.
Common Stock
     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case or the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present.
     Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably the net assets of the company available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock.
     Holders of our common stock are not entitled to pre-emptive rights or any rights of conversion. Shares of our common stock are, and the shares being distributed in this offering will be, when issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.
     Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On December 15, 2005, the closing price of our common stock as reported on the Nasdaq National Market was $4.39 per share.
     Our registrar and transfer agent for all shares of common stock is Computershare Limited, 250 Royall Street, Canton, MA 02021.
Preferred Stock
     The Board of Directors may, without further action by the stockholders of the company, issue preferred stock in one or more series and fix the rights and preferences thereof. Our Certificate of Incorporation grants the Board of Directors authority to issue preferred stock and to determine its rights and preferences without the need for further stockholder approval to eliminate delays associated with a stockholder vote on specific issuances.
     Examples of rights and preferences the Board of Directors may fix include dividend rights, dividend rates, conversion rights, voting rights, pre-emptive rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the company. The rights of holders of our common stock, described above, will be subject to, and may be adversely affected by, the rights of any preferred stock that we may designate and issue in the future.
     We will incorporate by reference as an exhibit to the registration statement that includes this prospectus the form of any certificate of designation that describes the terms of any series of preferred stock offered. The description and applicable prospectus supplement may include, among other things:

•	the title and stated value;

•	the number of shares authorized;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date, and method of calculation (including whether cumulative or non-cumulative);

•	terms and amount of any sinking fund;

•	provisions for redemption or repurchase, if applicable, and any restrictions on the ability of the company to exercise such redemption and repurchase rights;

•	conversion rights and rates, if applicable, including the conversion price and how and when it will be calculated and adjusted;

•	voting rights, if any;

•	preemptive rights, if any;

•	restrictions on sale, transfer and assignment, if any;

•	the relative ranking and preferences of the preferred stock; and

•	any other specific terms, rights or limitations of, or restrictions on, such preferred stock.
     Please also refer to the description of our Shareholder Rights Plan, below, for a discussion of the company’s Series D Junior Participating Preferred Stock.
Options and Warrants
     The Novavax 2005 Stock Incentive Plan (the “Plan”) was adopted by the Board of Directors and approved by the stockholders in May 2005 and will terminate in 2015. The Plan provides for the grant to employees, officers and directors of, as well as consultants and advisors to, the company, its parents and subsidiaries of stock options, restricted stock awards, stock appreciation rights and restricted stock units. The number of shares of common stock initially set aside and reserved for issuance under the Plan was 2,000,000 shares (which amount is subject to adjustment as described in the Plan). In addition, 565,724 shares held in reserve under the company’s former plan, the Novavax, Inc. 1995 Stock Option Plan, but which were unused (i.e., not subject to outstanding stock options) at the time of adoption were transferred to the Plan upon stockholder approval.
     Options granted under the Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not meet the requirements for incentive stock option treatment, and may be granted to officers, directors, employees and consultants or advisors to the company and any present or future subsidiary. As of December 15, 2005, under both the Plan and the 1995 Stock Option Plan, there were outstanding options to purchase 5,622,831 shares of our common stock at an average exercise price of $3.41 per share. There were 1,819,398 shares available for future grant as of December 15, 2005.
     As of December 15, 2005, the company had granted awards under the Plan for 552,434 shares of restricted stock, and had not granted any awards for stock appreciation rights or restricted stock units.

Convertible Notes
     As of December 15, 2005, we had outstanding convertible notes in the aggregate principal amount of $29,000,000 that as of such date were convertible into an aggregate of 5,213,635 shares of our common stock. Interest on the notes accrues at the rate of 4.75% per year and is payable in arrears in cash on each January 15 and July 15 during the term of the notes. The interest rate increases to 15% after the occurrence and during the continuance of an event of default.
     The notes mature on July 15, 2009. The maturity date may be extended at the option of the holder in the event and for so long as an event of default exists, as well as through the date that is 10 days after the consummation of a “change in control” (as such term is defined in the notes) of the company. Upon maturity, the company must repay all outstanding principal, accrued and unpaid interest and accrued and unpaid late charges (if any) on the notes. Novavax may pay up to one-half of the amount due at maturity in shares of common stock, so long as the company provides sufficient advance notice of its intent to pay in shares and so long as certain “equity conditions” (as set forth in the notes) are satisfied.
     Subject to limitations on beneficial ownership and market rules and regulations, at any time after the date of issuance, a holder may convert any portion of the outstanding principal, unpaid and accrued interest and unpaid and accrued late charges into shares of common stock of the company. The initial conversion price was $6.15 per share, and such conversion price is subject to adjustment as set forth in the notes, including upon the issuance or sale of shares of common stock at a price less than the then-applicable conversion price.
     Holders of the notes have the right to require that the company redeem the notes if the weighted average price of our common stock is less than the then-applicable conversion price on each of 30 trading days out of the 40 consecutive trading days immediately preceding either the third or fourth anniversary of the issue date of the notes, provided that such redemption right ceases once the company meets the “ESTRASORBTM revenue target” (as defined in the notes). Novavax may elect to pay up to one-half of the redemption price in shares of common stock, but only so long as the equity conditions are satisfied or waived.
     Upon the occurrence of any event of default under the notes, the company must deliver notice thereof to the holders. A holder thereafter has the right to require the company to redeem all or any portion of such holder’s note upon delivery of written notice of redemption. Holders are also entitled to require the company to redeem their notes upon a change in control. Alternatively, Novavax may require all of the notes to be redeemed upon the occurrence of a “cash transaction” (as such term is defined in the notes). Novavax also may require holders to convert outstanding notes if, at any time after the third anniversary of the issue date, the weighted average price of a share of common stock exceeds $10.76 (subject to the adjustment) for 15 trading days out of any 30 consecutive trading days, and the equity conditions have been satisfied or waived.
     If at any time during the term of the notes the company issues or sells, or is deemed to have issued or sold (for example, in connection with the issuance of options exercisable for shares of common stock), shares of common stock at a price less than the then-applicable conversion price of the notes, then the conversion price of the notes then in effect will be reduced on a weighted average basis. The applicable conversion price will also be proportionately increased or decreased in the event that the company subdivides or combines one or more classes of its outstanding shares of common stock or any similar event.
     All payments due under a note rank pari passu with all other notes in the series, and are senior to all other indebtedness of the company and its subsidiaries other than permitted acquisition indebtedness. Holders of the notes are entitled to dividends paid and distributions made to holders of the company’s common stock to the same extent as if such note holders had converted their notes into shares of common stock (without regard to any limitations on conversion) and had held such shares of common stock on the record date for such dividends and/or distributions. Holders of the notes have no voting rights in their capacities as holders of the Notes, except as required by law and as expressly provided in the notes. The approval of the holders representing at least a majority of the aggregate principal amount of the notes then outstanding is required in order to change or amend the notes.

Shareholder Rights Plan
     We have adopted a Shareholder Rights Plan pursuant to which the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. Each right, once exercisable, entitles the holder to purchase from us one one-thousandth (1/1,000th) of a share of Series D Junior Participating Preferred Stock (the “Preferred Stock”), at a price of $40.00, subject to certain adjustments.
     The rights, unless earlier redeemed by the Board, become exercisable upon the close of business on the day which is the earlier of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (with certain exceptions) has acquired beneficial ownership of 15% or more of the outstanding voting stock of the company, and (ii) the tenth business day after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an “acquiring person” as defined in the rights plan. The rights expire at the close of business on August 7, 2012, unless earlier redeemed or exchanged by us as described below.
     Unless the rights are earlier redeemed, in the event that a person or group becomes an “acquiring person,” the rights plan provides that proper provisions will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will thereafter have the right to receive, upon payment of the exercise price, that number of shares of the Preferred Stock having a fair market value determined in accordance with the rights plan at the time of the transaction equal to approximately two times the exercise price (such value to be determined with reference to the fair market value of our common stock as provided in the plan).
     In addition, unless the rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an acquiring person, we were to be acquired in a merger or other business combination (in which any shares of common stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the rights plan provides that proper provision will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will have the right to receive, upon payment of the exercise price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the rights plan equal to approximately two times the exercise price.
     At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board may exchange the rights, in whole or in part, for that number of shares of the Preferred Stock having a fair market value on the date such person or group became an acquiring person equal to the excess of (i) the fair market value of Preferred Stock issuable upon the exercise of the rights over (ii) the exercise price of the rights, in each case subject to anti-dilution adjustments.
     At any time prior to the close of business on the tenth business day after there has been a public announcement that a person has become an acquiring person or such earlier date as a majority of the Board shall become aware of the existence of an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.001 per right. Immediately upon the effective time of such Board action, the right to exercise the rights will terminate and the only right of the holders will be to receive the redemption price.
     For as long as the rights are then redeemable, we may, except with respect to the redemption price, amend the rights in any manner, including extending the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such.
Provisions of our Certificate of Incorporation and By-laws and Delaware Law
     Certain provisions of our Certificate of Incorporation and By-laws may be deemed to have an anti-takeover effect and may prevent, delay or defer a tender offer or takeover attempt that a stockholder may deem in his, her or its best interest. The existence of these provisions also could limit the price that investors might be willing to pay for our securities. They include:
     Staggered Board, Removal of Directors and Charter Amendments relating to the Board
     Our Certificate of Incorporation and By-laws provide for the division of our Board of Directors into three classes, with no one class having more than one director more than any other class, serving staggered three year terms. Our By-laws further provide that directors may be removed only for cause by the affirmative vote of the holders of 2/3 of the shares of capital stock of the company issued and outstanding and entitled to vote. Moreover, our Certificate of Incorporation provides that any amendments to the charter relating to the number, classes, election, term, removal, vacancies and related provisions with respect to the Board may only be made by the affirmative vote of the holders of at least 75% of the shares of capital stock issued and outstanding and entitled to vote. These provisions may have the effect of making it more difficult for a third party to acquire control of Novavax, or of discouraging a third party from acquiring control of the company.
     Authorized but Unissued Shares
     The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by The Nasdaq Stock Market. These additional shares may be utilized for a variety of corporate purposes. In particular, although our Board of Directors has no present intention to do so, it could issue shares of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, proxy contest or other takeover attempt. Our Board may determine that the issuance of such shares of preferred stock is in the best interest of the company and our stockholders. Such issuance could discourage a potential acquiror from making an unsolicited acquisition attempt through which such acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then-current market price.
     Advance Notice Requirements for Stockholder Proposals and Director Nominations
     Our By-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors, must provide timely notice of such stockholder’s intention in writing. To be timely, a stockholder’s notice must be received not less than 60 nor more than 90 days prior to the meeting at which such candidate or proposal is to be considered. However, if the company does not give prior notice or make public disclosure of the date of the meeting at least 70 days’ prior to the meeting date, notice is considered timely if it is received no later than the close of business on the 10th day following the date on which such notice was given or public disclosure was made (whichever occurred first). If a stockholder desires to have a proposal included in the company’s proxy statement, notice of such proposal must be received not less than 120 days prior to the first anniversary of the date of the company’s notice of the previous year’s annual meeting. These advance notice provisions may preclude stockholders from bringing matters before a meeting or from making nominations for directors.
     Special Meetings of Shareholders
     Our By-laws provide that special meetings of shareholders may be called by the Chief Executive Officer (or, if there is no Chief Executive Officer, the President) or by the Board of Directors, with no provision for any right of stockholders to call such meetings. Further, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting.
     Section 203 of the General Corporation Law of the State of Delaware
     We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time such person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” is defined to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation’s voting stock. This statutory provision could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire the company.

DESCRIPTION OF OUR WARRANTS
     This description summarizes only the terms of any warrants that we may offer under this prospectus and related warrant agreements and certificates. You should refer to the warrant agreement, including the form of warrant certificate representing the warrants, relating to the specific warrants being offered for complete terms, which will be described and included in an accompanying prospectus supplement. Such warrant agreement, together with the warrant certificate, will be filed with the SEC in connection with the offering of the specific warrants.
     We may issue warrants for the purchase of common or preferred stock. Warrants may be issued independently or together with common or preferred stock, and may be attached to or separate from any offered securities.
     We will evidence each series of warrants by warrant certificates that we will issue under a separate warrant agreement. We may enter into the warrant agreement with a warrant agent and, if so, we will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to the particular series of warrants.
     The particular terms of any issue of warrants will be described in the prospectus supplement relating to the series. Those terms may include:
•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies (including composite currencies) in which the price of such warrants may be payable;

•	the terms of the securities issuable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

•	the price at which the securities issuable upon exercise of such warrants may be acquired;

•	the dates on which the right to exercise such warrants will commence and expire;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security or principal amount of such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange or exercise of such warrants.
     The prospectus supplement relating to any warrants to purchase equity securities may also include, if applicable, a discussion of certain U.S. federal income tax and ERISA considerations.

     The company currently does not have any outstanding warrants.
Exercise of Warrant
     Each warrant will entitle its holder to purchase the number of shares of common or preferred stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement. We will set forth on the reverse side of the applicable certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver upon exercise.
     Upon receipt of payment and the warrant certificate properly completed and duly executed, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.
Enforceability of Rights by Holders of Warrants
     Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, such holder’s warrants.
     Prior to the exercise of any warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the preferred stock or common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends.

DIVIDEND POLICY
     We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future.
LEGAL MATTERS
     Certain legal matters with respect to the securities offered hereby have been passed upon by White White & Van Etten LLP, 55 Cambridge Parkway, Cambridge, Massachusetts 02142. David A. White, a partner of such firm, owns 30,000 shares of our common stock.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act we file reports and other information with the SEC. These reports and other information are not incorporated by reference in this prospectus and do not form a part of this prospectus except as stated below under “Incorporation of Certain Information by Reference.” You may read and copy these reports and other information filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, or at the SEC’s regional offices in Chicago, Illinois or New York, New York. You can request copies of these documents, for a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for more information about the operation of the public reference rooms. Our filings with the SEC are also available to you over the Internet at the SEC’s web site at http://www.sec.gov. The company’s web site is http://www.novavax.com.
     Our common stock is traded on the Nasdaq National Market under the symbol NVAX. Materials we file can also be inspected at the offices of Nasdaq Operations at 1735 K Street, Washington, D.C. 20006.
     We have filed a registration statement on Form S-3 (together with all amendments and exhibits, which we refer to as the registration statement) with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents containing such information. This prospectus is part of a registration statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the registration statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information and information contained in documents filed earlier with the Commission. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering; provided, that we are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents we are incorporating by reference are:
1.	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, as filed with the SEC on March 15, 2005;

2.	Quarterly Reports on Form 10-Q for the quarters ended:
a.	March 31, 2005, as filed with the SEC on May 10, 2005;

b.	June 30, 2005, as filed with the SEC on August 9, 2005; and

c.	September 30, 2005, as filed with the SEC on November 8, 2005;
3.	Current Reports on Form 8-K filed with the SEC on March 14, 2005, March 22, 2005, April 5, 2005, July 5, 2005, July 22, 2005, August 10, 2005, August 16, 2005, September 28, 2005, October 24, 2005, October 31, 2005, November 2, 2005, November 15, 2005 and December 8, 2005;

4.	Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on May 4, 2005, as filed with the SEC on March 29, 2005;

5.	The description of our common stock contained in the Registration Statement on Form 10 filed with the SEC on September 14, 1995; and

6.	All other reports filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act since the end of our fiscal year ended December 31, 2004.
     You may request a copy of these filings at no cost by writing or telephoning our chief financial officer at the following address and telephone number: Novavax, Inc., 508 Lapp Road, Malvern, Pennsylvania 19355; (484) 913-1200. Attn: Dennis Genge.
     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the “Risk Factors” section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.